# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 05/20/2026
Filed by CIK 0001765296
Persons authorized to receive notices and communications: Mark Crockwell, 5B Waterloo Lane, Pembroke, Bermuda (D0), HM 08, 1 441 298 8104

## Reporting persons
- Al Shams Investments LTD (CIK 0001765296): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)
- Wafic Rida Said: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 0; shared voting power 6,513,000; sole dispositive power 0; shared dispositive power 6,513,000; aggregate amount beneficially owned 6,513,000 (9.55% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 4. Purpose of Transaction
Purpose of transaction:
On May 20, 2026, in connection with the Reporting Persons' intent to seek to elect new directors at the Issuer's 2026 Annual Meeting of Stockholders (the "2026 Annual Meeting"), legal counsel to the Reporting Persons sent a letter (the "May 20, 2026 letter") to the Issuer requesting a copy of the Company's form proposed nominee questionnaire (the "Questionnaire") as referenced in Article I, Section 11(a)(4) of the Issuer's Fifth Amended and Restated Bylaws, as amended. The Questionnaire is a form document, which the Issuer should have readily available.

The foregoing description of the May 20, 2026 letter does not purport to be complete and is subject to, and qualified in its entirety by, the May 20, 2026 letter, a copy of which is attached here as Exhibit 8 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Letter, dated May 20, 2026, from Frederick Wertheim to the Corporate Secretary of the Issuer

## Signatures
- Al Shams Investments LTD: /s/ Mark Crockwell, Mark Crockwell, Director (05/22/2026)
- Wafic Rida Said: /s/ Mark Crockwell, Mark Crockwell, Attorney-in-Fact (05/22/2026)